For immediate release

Bell Mobility completes acquisition of Virgin Mobile Canada
Robert Blumenthal named new President of Virgin Mobile Canada
Virgin Mobile products to be available in The Source stores across Canada

MONTRÉAL, July 2, 2009 – Bell today announced that Bell Mobility has completed its $142-million acquisition of the 50% stake in Virgin Mobile Canada not already owned by Bell, along with a long-term brand licensing agreement with the Virgin Group, after fulfilling all regulatory, legal and other closing requirements.

The company also announced that Robert Blumenthal will assume the role of President of Virgin Mobile Canada, and confirmed that Virgin Mobile products and services will be available at The Source retail locations in January 2010. Virgin Mobile will also have access to Bell’s newest national 3G (third generation) wireless network, set to launch by early 2010.

“The Virgin Mobile Canada team has built a unique wireless brand with special appeal to young Canadians and a reputation for outstanding service right across the country,” said George Cope, President and CEO of Bell and BCE. “This acquisition aligns perfectly with Bell’s strategic imperative to Accelerate Wireless, and we look forward to assisting Virgin Mobile Canada in maximizing the network, product, global roaming and distribution advantages that come with being part of the broader Bell organization.”

While Virgin Mobile Canada will access Bell’s existing and new wireless networks and share common distribution in high-traffic retail locations, the company will continue to operate independently of Bell with its own distinctive brand, customer service operations and executive leadership team.

Virgin Mobile Canada’s new President Robert Blumenthal is a seasoned Canadian telecommunications executive with more than 20 years experience in the wireless communications and digital media industries. Mr. Blumenthal replaces the departing Andrew Black, who led Virgin Mobile Canada since its launch in 2004.

“I’m thrilled to be joining the Virgin Mobile Canada team as we build on our rewarding relationship with Bell Mobility and begin a new one with The Source. We think Virgin Mobile’s youth-oriented brand fits very well with The Source’s focus on young and tech-savvy consumers,” said Mr. Blumenthal. “On behalf of the entire Virgin Mobile Canada team, I would also like to thank Andrew Black for leading our organization to its position as the wireless brand of choice for youth in Canada. We look forward to building on that success as we enter a new era of wireless competition and opportunity.”

Virgin Mobile Canada will also access the new 3G wireless network that Bell Mobility is rolling out for a national launch by February 2010, in time for the 2010 Winter Games in Vancouver. In combination with Bell’s existing EVDO (Evolution Data Optimized) 3G network, currently Canada’s largest, the new HSPA (High Speed Packet Access) network will ensure Bell and Virgin Mobile Canada customers have access to the broadest choice of the latest smartphones and other mobile devices, while also setting the stage for the transition to the global 4G (fourth generation) LTE wireless standard.

Bell’s licensing agreement with the Virgin Group provides it with long-term rights to the Virgin Mobile brand and ongoing support from the Virgin Group as it enhances its youth-focused brand in Canada and around the world with properties such as Virgin Festival (virginfestival.ca) and Virgin Radio.

About Virgin Mobile Canada
As the No.1 mobile youth network, Virgin Mobile Canada’s mission is to be Canada’s most loved mobile company. Its simpler, better deals offer customers control, flexibility and choice to design mobile packages that truly work for them. J.D. Power and Associates ranked Virgin Mobile highest in customer satisfaction with prepaid wireless service for four years in a row and 91% of customers would recommend Virgin Mobile to a friend. For more, please visit www.virginmobile.ca.

About Bell
Bell is Canada’s largest communications company, providing consumers and business with solutions to all their communications needs, including Bell Mobility and Solo Mobile wireless, high-speed Bell Internet, Bell TV direct-to-home satellite television, Bell Home phone local and long distance, and IP-broadband and information and communications technology (ICT) services. Bell is proud to be a Premier National Partner and the exclusive Telecommunications Partner to the Vancouver 2010 Olympic and Paralympic Winter Games.

Bell is wholly owned by BCE Inc. (TSX, NYSE: BCE). For information on Bell’s products and services, please visit www.bell.ca. For corporate information on BCE, please visit www.bce.ca.

Caution Concerning Forward-Looking Statements
This news release contains forward-looking statements relating to strategic benefits and operational, competitive and cost efficiencies expected to result from the acquisition of Virgin Mobile Canada, to Bell’s HSPA network and other statements that are not historical facts. Such forward-looking statements are subject to important risks, uncertainties and assumptions and the results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, we cannot guarantee that any forward-looking statement will materialize and you are cautioned not to place undue reliance on these forward-looking statements.
The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise.

For media inquiries, please contact:
Julie Smithers
416 528-9409
julie.smithers@bell.ca

For investor inquiries, please contact:
Thane Fotopoulos
514 870-4619
thane.fotopoulos@bell.ca